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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                          (Amendment No.     7   )*




                         CE SOFTWARE HOLDINGS, INC.
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                               125175.30.7
                              (CUSIP Number)

                               July 1, 1999
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

           [ ] Rule 13d-1(b)
           [X] Rule 13d-1(c)
           [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 4 Pages

SEC 1745 (10-88)

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CUSIP No.125175.30.7                13G                       Page 2 of 4 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald M. Brown
      SS# ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      N/A                            (a) [   ]
                                     (b) [   ]

3     SEC USE ONLY


4
      CITIZENSHIP OR PLACE OF ORGANIZATION
      Iowa, U.S.A.



NUMBER OF        5     SOLE VOTING POWER
SHARES                 110,270
BENEFICIALLY
OWNED BY         6     SHARED VOTING POWER
EACH                   -0-
REPORTING
PERSON           7     SOLE DISPOSITIVE POWER
WITH                   110,270

                 8     SHARED DISPOSITIVE POWER
                       -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      110,270

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      N/A

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      9.9%

12    TYPE OF REPORTING PERSON*
      IN


* SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No.125175.30.7                13G                       Page 3 of 4 Pages


Item 1     Issuer:

           CE Software Holdings, Inc.
           SEC File No. 0-18809
           1801 Industrial Circle
           West Des Moines, Iowa  50265

Item 2     Person Filing:

           Donald M. Brown
           1650 Fuller Road
           West Des Moines, Iowa  50265
           U.S.A. Citizenship
           Common Stock, $.10 par value
           CUSIP No. 125175 30 7

Item 3     Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
           (b) [ ]  Bank as defined in Section 3(a)(6) of the
                    Exchange Act.
           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
           (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
           (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
           (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to rule 13d-1(c), check this box. [X]

Item 4     Ownership:

           (a)   Amount beneficially owned:  110,270
           (b)   Percent of class:  9.9%
           (c)   Number of shares as to which the person has:
                 (i)   Sole power to vote or to direct the vote  110,270
                 (ii)  Shared power to vote or to direct the vote   -0-
                 (iii) Sole power to dispose or to direct
                       the disposition of  110,270
                 (iv)  Shared power to dispose or to direct
                       the disposition of  -0-

CUSIP No.125175.30.7                13G                       Page 4 of 4 Pages

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2000.


                                              /s/ Donald M. Brown
                                              ___________________________
                                              Donald M. Brown, Individual